SERIES 1 PREFERRED STOCK PURCHASE AGREEMENT

THIS SERIES 1 PREFERRED STOCK PURCHASE AGREEMENT (this "**Agreement**"), is made as of is made as of April 10, 2023, by and among The Sill, Inc., a Delaware corporation (the "**Company**") and the investors listed on Exhibit A attached to this Agreement (each a "**Purchaser**" and together the "**Purchasers**").

The parties hereby agree as follows:

1. Purchase and Sale of Preferred Stock.

1.1 Sale and Issuance of Preferred Stock.

(a) The Company shall have adopted and filed with the Secretary of State of the State of Delaware on or before the Initial Closing (as defined below) the Second Amended and Restated Certificate of Incorporation in the form of Exhibit B attached to this Agreement (the "**Restated Certificate**").

(b) Subject to the terms and conditions of this Agreement, each Purchaser agrees to purchase at the applicable Closing (as defined below) and the Company agrees to sell and issue to each Purchaser at the applicable Closing that number of shares of Series 1 Preferred Stock, $0.0001 par value per share (the "**Series 1 Preferred Stock**"), set forth opposite each Purchaser's name on Exhibit A, at a purchase price of $1.00 per share (the "**Series 1 PPS**"). The shares of Series 1 Preferred Stock issued to the Purchasers pursuant to this Agreement shall be referred to in this Agreement as the "**Shares**."

(c) Additionally, subject to the terms and conditions of this Agreement, the Company agrees to sell and issue to each Participating Purchaser (as defined below) at the applicable Closing a number shares of Series 1 Preferred Stock equal to the number of shares of Series 1 Preferred Stock issued to such Participating Purchaser at such Closing (excluding any shares of Series 1 Preferred Stock issued pursuant to Section 1.1(d) and/or Section 1.1(e)), as set forth opposite such Participating Purchaser's name on Exhibit A (any such sale and issuance, a "**Pull Up Issuance**"); provided that the number of shares of Series 1 Preferred Stock issued to any Participating Purchaser pursuant to this Section 1.1(c) or Section 1.3(b) may not exceed in the aggregate a number of shares equal to (i) the aggregate sum of the Applicable Original Issue Price (as defined in the Company's Amended and Restated Certificate of Incorporation, dated as of August 3, 2018) of each share of Pre-Restructuring Preferred Stock held by such Participating Purchaser as of the Restructuring Effective Time (as defined in the Restated Certificate), divided by (ii) the Series 1 PPS.

(d) Each Purchaser acquiring shares of Series 1 Preferred Stock pursuant to the conversion of promissory notes (the "**Notes**" and each, a "**Note**," and any such shares, the "**Conversion Shares**") hereby acknowledges and confirms that such Purchaser has (i) duly and timely waived in connection with such conversion all notices required by the terms of such Notes and any document related thereto, (ii)hereby waives any and all rights of first offer, rights of first refusal, preemptive rights and other similar rights that such Purchaser may have with respect to the sale and issuance of the shares of Series 1 Preferred Stock and (iii) hereby waives any and all discount mechanics set forth in the Purchaser's applicable Note(s) so that the Series 1

PPS will be used to determine how many Conversion Shares each Purchaser shall receive upon conversion of such Purchaser's Note(s). Each Purchaser, to the extent that such Purchaser, as set forth on Exhibit A, is a holder of the Notes being converted into Conversion Shares, hereby agrees that (i) such Notes shall be deemed converted as of the Initial Closing, (ii) the entire amount owed to such Purchaser under such Notes is being tendered in exchange for the applicable Conversion Shares as set forth on Exhibit A, and that the amounts set forth on Exhibit A are true and correct for all purposes, with no further Shares or other securities, nor any cash payment, due with respect thereto, (iii) the terms of this Agreement shall control and govern in all respects with respect to the matters set forth herein and to the extent the conversion terms of the Notes differ from the conversion terms as set forth in this Agreement or on Exhibit A, the terms of this Agreement shall supersede the conversion terms in such Notes, and (iv) effective upon the Company's and such Purchaser's execution and delivery of this Agreement, without any further action required by the Company or such Purchaser, the Company shall have no further obligations or liabilities with respect to such Notes, and that such Notes shall be at the Initial Closing converted in its entirety into the applicable Conversion Shares set forth on Exhibit A.

(e) The Company and Eastward Fund Management, LLC ("**Eastward**") have entered into that certain Loan and Security Agreement, dated as of February 10, 2022 (as amended, supplemented or otherwise modified from time to time, the "**Loan Agreement**" and such term loan, the "**Loan**"). The Company and Eastward hereby agree and acknowledge that (i) at the Initial Closing, a portion of the Loan equaling the dollar amount of new capital raised at the Initial Closing by all Purchasers (excluding, for the avoidance of doubt, any amounts underlying the Notes) (the "**Initial Closing Conversion Amount**") shall be reduced and convert into shares of Series 1 Preferred Stock at the Series 1 PPS and (ii) immediately following the Additional Window Closing Date (as defined below), an additional portion of the Loan equaling the dollar amount of new capital raised by all Purchasers between the Initial Closing and the Additional Window Closing Date (the "**Addition Closing Conversion amount**" and, together with the Initial Closing Conversion Amount, the "**Eastward Conversion Amount**") shall be reduced and convert into shares of Series 1 Preferred Stock at the Series 1 PPS which shall, in each case be rounded down to the nearest whole share and as set forth across from each of ELP 9, LLC's, Eastward Capital Partners IX, L.P.'s and Eastward Investors LLC's name (each an Affiliate of Eastward) on Exhibit A. In no event shall the Eastward Conversion Amount exceed $2,250,000.

1.2 Closing; Delivery.

(a) The initial purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures on April [__], 2023, or at such other time and place as the Company and the Purchasers mutually agree upon, orally or in writing (which time and place are designated as the "**Initial Closing**"). In the event there is more than one closing, the term "**Closing**" shall apply to each such closing unless otherwise specified.

(b) At each Closing, the Company shall deliver to each Purchaser a certificate representing the Shares being purchased by such Purchaser at such Closing against payment of the purchase price therefor by check payable to the Company, by wire transfer to a bank account designated by the Company, by cancellation or conversion of indebtedness r other convertible securities of the Company to Purchaser, including any interest thereof, pursuant to Section 1.1(c) and/or Section 1.1(e) above, or by any combination of such methods.

1.3 Sale of Additional Shares of Preferred Stock.

(a) After the Initial Closing, the Company may sell, on the same terms and conditions as those contained in this Agreement, up to the authorized but not yet issued shares of Series 1 Preferred Stock at any such time (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or similar recapitalization affecting such shares) (the "**Additional Shares**"), to one (1) or more purchasers (the "**Additional Purchasers**"), provided that (i) such subsequent sale is consummated prior to ninety (90) days after the Initial Closing (the "**Additional Window Closing Date**") (ii) each Additional Purchaser becomes a party to the Transaction Agreements (as defined below), by executing and delivering a counterpart signature page to each of the Transaction Agreements. Exhibit A to this Agreement shall be updated to reflect the number of Additional Shares purchased at each such Closing and the parties purchasing such Additional Shares.

(b) Each Additional Purchaser that is a Participating Purchaser shall be entitled to participate in a Pull Up Issuance at the applicable subsequent Closing pursuant to the same terms and conditions set forth in Section 1.1(c). Exhibit A to this Agreement shall be updated to reflect the number of shares of Series 1 Preferred Stock issued at each such Pull Up Issuance and the parties of each such Pull Up Issuance.

1.4 Use of Proceeds. In accordance with the directions of the Board of Directors, as it shall be constituted in accordance with the Voting Agreement, the Company will use the proceeds from the sale of the Shares for product development and other general corporate purposes.

1.5 Defined Terms Used in this Agreement. In addition to the terms defined above, the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below.

(a) "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or registered investment company now or hereafter existing that is controlled by one (1) or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

(b) "**Code**" means the Internal Revenue Code of 1986, as amended.

(c) "**Company Intellectual Property**" means all patents, patent applications, registered and unregistered trademarks, trademark applications, registered and unregistered service marks, service mark applications, tradenames, copyrights, trade secrets, domain names, information and proprietary rights and processes, similar or other intellectual property rights, subject matter of any of the foregoing, tangible embodiments of any of the foregoing, licenses in, to and under any of the foregoing, and in any and all such cases that are owned or used by the Company in the conduct of the Company's business as now conducted and as presently proposed to be conducted.

(d) "**Indemnification Agreement**" means the agreement between the Company and any director designated by any Purchaser entitled to designate a member of the Board of Directors pursuant to the Voting Agreement, dated as of the date of the Initial Closing, in the form of Exhibit C attached to this Agreement.

(e) "**Investors' Rights Agreement**" means the agreement among the Company and the Purchasers and certain other stockholders of the Company dated as of the date of the Initial Closing, in the form of Exhibit D attached to this Agreement.

(f) "**Key Employee**" means Eliza Blank.

(g) "**Knowledge**" including the phrase "**to the Company's knowledge**" shall mean the actual knowledge of the Key Employee.

(h) "**Material Adverse Effect**" means a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property or results of operations of the Company.

(i) "**Participating Purchaser**" means a Pre-Restructuring Stockholder that purchases Series 1 Preferred Stock pursuant to Section 1.1(b) above or Section 1.3 above.

(j) "**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

(k) "**Pre-Restructuring Preferred Stock**" shall have the meaning set forth in the Restated Certificate.

(l) "**Pre-Restructuring Stockholder**" means a holder of shares of Pre-Restructuring Preferred Stock who becomes a holder of Common Stock as a result of the Restructuring (as defined in the Restated Certificate).

(m) "**Purchaser**" means each of the Purchasers who is initially a party to this Agreement and any Additional Purchaser who becomes a party to this Agreement at a subsequent Closing under Section 1.2(b).

(n) "**Restructuring**" shall have the meaning set forth in the Restated Certificate.

(o) "**Right of First Refusal and Co-Sale Agreement**" means the agreement among the Company, the Purchasers, and certain other stockholders of the Company, dated as of the date of the Initial Closing, in the form of Exhibit F attached to this Agreement.

(p) "**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(q) "**Transaction Agreements**" means this Agreement, the Investors' Rights Agreement, the Right of First Refusal and Co-Sale Agreement, the Voting Agreement and the Indemnification Agreement..

(r) "**Voting Agreement**" means the agreement among the Company, the Purchasers and certain other stockholders of the Company, dated as of the date of the Initial Closing, in the form of Exhibit G attached to this Agreement.

2. Representations and Warranties of the Company. The Company hereby represents and warrants to each Purchaser that, except as set forth on the Disclosure Schedule attached as Exhibit H to this Agreement, which exceptions shall be deemed to be part of the representations and warranties made hereunder, the following representations are true and complete as of the date of the Initial Closing, except as otherwise indicated. The Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections contained in this Section 2, and the disclosures in any section of the Disclosure Schedule shall qualify other sections in this Section 2 only to the extent it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other sections.

For purposes of these representations and warranties (other than those in Sections 2.2, and 2.3), the term the "**Company**" shall include any subsidiaries of the Company, unless otherwise noted herein.

2.1 Organization, Good Standing, Corporate Power and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted and as presently proposed to be conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect.

2.2 Capitalization.

(a) The authorized capital of the Company consists, immediately prior to the Initial Closing (and, for the avoidance of doubt, assuming the consummation of the Restructuring), of:

(i) 17,953,800 shares of common stock, $0.0001 par value per share (the "**Common Stock**"), one (1) share of which are issued and outstanding immediately prior to the Initial Closing. All of the outstanding shares of Common Stock have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities laws.

(ii) 13,979,062 shares of Preferred Stock, all of which have been designated Series 1 Preferred Stock, none of which are issued and outstanding immediately prior to the Initial Closing. The rights, privileges and preferences of the Preferred Stock are as stated in the Restated Certificate and as provided by the Delaware General Corporation Law.

(b) The Company has reserved 3,119,767 shares of Common Stock for issuance to officers, directors, employees and consultants of the Company pursuant to its 2017 Equity Incentive Plan duly adopted by the Board of Directors and approved by the Company stockholders (as amended from time to time, the "**Stock Plan**"). Of such reserved shares of Common Stock, no shares have been issued pursuant to restricted stock purchase agreements, options to purchase 0.0386359 shares have been granted and are currently outstanding, and

3,119,766 (rounded to the nearest whole share) shares of Common Stock remain available for issuance to officers, directors, employees and consultants pursuant to the Stock Plan. The Company has furnished to the Purchasers complete and accurate copies of the Stock Plan and forms of agreements used thereunder.

2.3 Authorization. All corporate action required to be taken by the Company's Board of Directors and stockholders in order to authorize the Company to enter into the Transaction Agreements, and to issue the Shares at the Closing and the Common Stock issuable upon conversion of the Shares, has been taken or will be taken prior to the Initial Closing. All action on the part of the officers of the Company necessary for the execution and delivery of the Transaction Agreements, the performance of all obligations of the Company under the Transaction Agreements to be performed as of the Closing, and the issuance and delivery of the Shares has been taken or will be taken prior to the Initial Closing. The Transaction Agreements, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, or (iii) to the extent the indemnification provisions contained in the Investors' Rights Agreement and the Indemnification Agreement may be limited by applicable federal or state securities laws.

2.4 Valid Issuance of Shares. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Agreements, applicable state and federal securities laws and liens or encumbrances created by or imposed by a Purchaser. Assuming the accuracy of the representations of the Purchasers in Section 3 of this Agreement and subject to the filings described in the Voting Agreement, the Shares will be issued in compliance with all applicable federal and state securities laws. The Common Stock issuable upon conversion of the Shares has been duly reserved for issuance, and upon issuance in accordance with the terms of the Restated Certificate, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Agreements, applicable federal and state securities laws and liens or encumbrances created by or imposed by a Purchaser. Assuming the accuracy of the representations of the Purchasers in Section 3 of this Agreement and in the Voting Agreement, the Common Stock issuable upon conversion of the Shares will be issued in compliance with all applicable federal and state securities laws.

2.5 Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Company is required in connection with the consummation of the transactions contemplated by this Agreement, except for filings pursuant to applicable state securities laws and Regulation D of the Securities Act.

2.6 Litigation. There is no claim, action, suit, proceeding, arbitration, complaint, charge or, to the Company's knowledge, investigation pending or, to the Company's knowledge, currently threatened in writing (i) against the Company or any officer or director of

the Company arising out of their employment or board relationship with the Company; (ii) to the Company's knowledge, that questions the validity of the Transaction Agreements or the right of the Company to enter into them, or to consummate the transactions contemplated by the Transaction Agreements; or (iii) to the Company's knowledge, that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. Neither the Company nor, to the Company's knowledge, any of its officers or directors, is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality (in the case of officers or directors, such as would affect the Company).

2.7 Intellectual Property. The Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all Company Intellectual Property without any known conflict with, or known infringement of, the rights of others. To the Company's knowledge, no product or service marketed or sold by the Company violates any license or infringes any intellectual property rights of any other party.

3. Representations and Warranties of the Purchasers. Each Purchaser hereby represents and warrants to the Company, severally and not jointly, that:

3.1 Authorization. The Purchaser has full power and authority to enter into the Transaction Agreements. The Transaction Agreements to which the Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable against such Purchaser in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies, or (b) to the extent the indemnification provisions contained in the Investors' Rights Agreement may be limited by applicable federal or state securities laws.

3.2 Purchase Entirely for Own Account. This Agreement is made with the Purchaser in reliance upon the Purchaser's representation to the Company, which by the Purchaser's execution of this Agreement, the Purchaser hereby confirms, that the Shares to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Shares. The Purchaser has not been formed for the specific purpose of acquiring the Shares.

3.3 Disclosure of Information. The Purchaser has had an opportunity to discuss the Company's business, management, financial affairs and the terms and conditions of the offering of the Shares with the Company's management and has had an opportunity to review the Company's facilities. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 2 of this Agreement or the right of the Purchasers to rely thereon.

3.4 Restricted Securities. The Purchaser understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Shares, or the Common Stock into which it may be converted, for resale except as set forth in the Investors' Rights Agreement. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

3.5 No Public Market. The Purchaser understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

3.6 Legends. The Purchaser understands that the Shares and any securities issued in respect of or exchange for the Shares, may be notated with one or all of the following legends:

> "THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

(a) Any legend set forth in, or required by, the other Transaction Agreements.

(b) Any legend required by the securities laws of any state to the extent such laws are applicable to the Shares represented by the certificate, instrument, or book entry so legended.

3.7 Accredited Investor. The Purchaser is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

3.8 Foreign Investors. If the Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Code), the Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The Purchaser's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the Purchaser's jurisdiction.

3.9 No General Solicitation. Neither the Purchaser, nor any of its officers, directors, employees, agents, stockholders or partners has either directly or indirectly, including, through a broker or finder (a) engaged in any general solicitation, or (b) published any advertisement in connection with the offer and sale of the Shares.

3.10 Exculpation Among Purchasers. The Purchaser acknowledges that it is not relying upon any Person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling Persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares.

3.11 Residence. If the Purchaser is an individual, then the Purchaser resides in the state or province identified in the address of the Purchaser set forth on Exhibit A; if the Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of the Purchaser in which its principal place of business is identified in the address or addresses of the Purchaser set forth on Exhibit A.

4. Conditions to the Purchasers' Obligations at Closing. The obligations of each Purchaser to purchase Shares at the Initial Closing or any subsequent Closing are subject to the fulfillment, on or before such Closing, of each of the following conditions, unless otherwise waived:

4.1 Representations and Warranties. The representations and warranties of the Company contained in Section 2 shall be true and correct in all respects as of such Closing.

4.2 Performance. The Company shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Company on or before such Closing.

4.3 Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of such Closing.

4.4 Indemnification Agreement. The Company shall have executed and delivered the Indemnification Agreements.

4.5 Investors' Rights Agreement. The Company and each Purchaser (other than the Purchaser relying upon this condition to excuse such Purchaser's performance hereunder) shall have executed and delivered the Investors' Rights Agreement.

4.6 Right of First Refusal and Co-Sale Agreement. The Company, each Purchaser (other than the Purchaser relying upon this condition to excuse such Purchaser's performance hereunder), and the other stockholders of the Company named as parties thereto shall have executed and delivered the Right of First Refusal and Co-Sale Agreement.

4.7 Voting Agreement. The Company, each Purchaser (other than the Purchaser relying upon this condition to excuse such Purchaser's performance hereunder), and the other stockholders of the Company named as parties thereto shall have executed and delivered the Voting Agreement.

4.8 Restated Certificate. The Company shall have filed the Restated Certificate with the Secretary of State of Delaware on or prior to the Closing, which shall continue to be in full force and effect as of the Closing.

4.9 Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to each Purchaser, and each Purchaser (or its respective counsel) shall have received all such counterpart original and certified or other copies of such documents as reasonably requested. Such documents may include good standing certificates.

5. Conditions of the Company's Obligations at Closing. The obligations of the Company to sell Shares to the Purchasers at the Initial Closing or any subsequent Closing are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived:

5.1 Representations and Warranties. The representations and warranties of each Purchaser contained in Section 3 shall be true and correct in all respects as of such Closing.

5.2 Performance. The Purchasers shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by them on or before such Closing.

5.3 Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of the Closing.

5.4 Investors' Rights Agreement. Each Purchaser shall have executed and delivered the Investors' Rights Agreement.

5.5 Right of First Refusal and Co-Sale Agreement. Each Purchaser and the other stockholders of the Company named as parties thereto shall have executed and delivered the Right of First Refusal and Co-Sale Agreement.

5.6 Voting Agreement. Each Purchaser and the other stockholders of the Company named as parties thereto shall have executed and delivered the Voting Agreement.

6. Miscellaneous.

6.1 Survival of Warranties. Unless otherwise set forth in this Agreement, the representations and warranties of the Company and the Purchasers contained in or made pursuant to this Agreement shall survive until the twelve-month anniversary of the Initial Closing and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of the Purchasers or the Company.

6.2 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.3 Governing Law. This Agreement and any and all matters arising directly or indirectly herefrom shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware applicable to agreements made and to be performed entirely in such state, without giving effect to the conflict or choice of law principles thereof. For all matters arising directly or indirectly from this Agreement ("**Agreement Matters**"), each of the parties hereto hereby (i) irrevocably consents and submits to the sole exclusive jurisdiction of the United States District Court for the District of Delaware and any state court in the State of Delaware (and of the appropriate appellate courts from any of the foregoing) in connection with any legal action, lawsuit, arbitration, mediation, or other legal or quasi legal proceeding ("**Proceeding**") directly or indirectly arising out of or relating to any Agreement Matter; provided that a party to this Agreement shall be entitled to enforce an order or judgment of any such court in any United States or foreign court having jurisdiction over the other party, (ii) irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Proceeding in any such court or that any such Proceeding which is brought in any such court has been brought in an inconvenient forum, (iii) waives, to the fullest extent permitted by law, any immunity from jurisdiction of any such court or from any legal process therein, (iv) irrevocably waives, to the fullest extent permitted by law, any right to a trial by jury in connection with a Proceeding, (v) agrees not to commence any Proceeding other than in such courts, and (vi) agrees that service of any summons, complaint, notice or other process relating to such Proceeding may be effected in the manner provided for the giving of notice as set forth in herein.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY

EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

6.4 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.5 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.6 Notices.

(a) General. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the signature page or Exhibit A, or to such e-mail address or address as subsequently modified by written notice given in accordance with this Section 6.6. If notice is given to the Company If notice is given to the Company such notice shall be sent to 428 Broadway, Fl 4, New York, NY 10013, with a copy (which itself shall not constitute notice) to Lowenstein Sandler LLP, 1251 Avenue of Americas, New York, NY 10020, Attention: Ed Zimmerman, Esq..

(b) Consent to Electronic Notice. Each Purchaser consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the e-mail address set forth below such Purchaser's name on the signature page or Exhibit A, as updated from time to time by notice to the Company. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected e-mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Purchaser agrees to promptly notify the Company of any change in its e-mail address, and that failure to do so shall not affect the foregoing.

6.7 No Finder's Fees. Each party represents that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction. Each Purchaser agrees to indemnify and to hold harmless the Company from any liability for any commission or

compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which each Purchaser or any of its officers, employees or representatives is responsible. The Company agrees to indemnify and hold harmless each Purchaser from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

6.8 Amendments and Waivers. Except as set forth in Section 1.3(a) of this Agreement, any term of this Agreement may be amended, terminated or waived only with the written consent of the Company and (i) the holders of at least a majority of the then-outstanding Shares. Any amendment or waiver effected in accordance with this Section 6.8 shall be binding upon the Purchasers and each transferee of the Shares (or the Common Stock issuable upon conversion thereof), each future holder of all such securities, and the Company.

6.9 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.10 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.11 Entire Agreement. This Agreement (including the Exhibits hereto), the Restated Certificate and the other Transaction Agreements constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

6.12 Termination of Closing Obligations. Each Purchaser shall have the right to terminate its obligations to complete the Initial Closing, as the case may be, if prior to the occurrence thereof, any of the following occurs:

(a) the Company consummates a Deemed Liquidation Event (as defined in the Restated Certificate);

(b) the closing of an initial public offering of the Company, in which case the Purchasers may terminate their obligations hereunder immediately prior to, or contingent upon, such closing; or

(c) the Company (i) applies for or consents to the appointment of a receiver, trustee, custodian or liquidator of itself or substantially all of its property, (ii) becomes subject to the appointment of a receiver, trustee, custodian or liquidator of itself or substantially all of its property, (iii) makes an assignment for the benefit of creditors, (iv) institutes any proceedings under the United States Bankruptcy Code or any other federal or state bankruptcy, reorganization, receivership, insolvency or other similar law affecting the rights of creditors generally, or files a petition or answer seeking reorganization or an arrangement with creditors to take advantage of any insolvency law, or files an answer admitting the material allegations of a bankruptcy, reorganization or insolvency petition filed against it, or (v) becomes subject to any involuntary proceedings under the United States Bankruptcy Code or any other federal or state bankruptcy, reorganization, receivership, insolvency or other similar law affecting the rights of creditors generally, when proceeding is not dismissed within thirty (30) days of filing, or have an order for relief entered against it in any proceedings under the United States Bankruptcy Code.

6.13 No Commitment for Additional Financing. The Company acknowledges and agrees that no Purchaser has made any representation, undertaking, commitment or agreement to provide or assist the Company in obtaining any financing, investment or other assistance, other than the purchase of the Shares as set forth herein and subject to the conditions set forth herein. In addition, the Company acknowledges and agrees that (i) no statements, whether written or oral, made by any Purchaser or its representatives on or after the date of this Agreement shall create an obligation, commitment or agreement to provide or assist the Company in obtaining any financing or investment, (ii) the Company shall not rely on any such statement by any Purchaser or its representatives, and (iii) an obligation, commitment or agreement to provide or assist the Company in obtaining any financing or investment may only be created by a written agreement, signed by such Purchaser and the Company, setting forth the terms and conditions of such financing or investment and stating that the parties intend for such writing to be a binding obligation or agreement. Each Purchaser shall have the right, in its sole and absolute discretion, to refuse or decline to participate in any other financing of or investment in the Company, and shall have no obligation to assist or cooperate with the Company in obtaining any financing, investment or other assistance.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Series 1 Preferred Stock Purchase Agreement as of the date first written above.

COMPANY:

The Sill, Inc.

DocuSigned by:

By: Eliza Blank

489EE2AF2DA845F...

Eliza Blank , President